UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number: 001-41562

NewAmsterdam Pharma Company N.V.

(Exact name of registrant as specified in its charter)

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Business Updates

Between June 3, 2023 and June 6, 2023, NewAmsterdam Pharma Company N.V. (the “Company”) made available to the public certain business updates, including data from its Phase 2 ROSE2 trial evaluating obicetrapib in combination with ezetimibe as an adjunct to high-intensity statin therapy and topline results from its Phase 2b dose-finding trial evaluating obicetrapib in Japanese patients, as well as certain updates related to its tax matters in connection with the Offering (as defined below). These updates are furnished as Exhibit 99.1 hereto and incorporated herein by this reference.

Underwriting Agreement

On June 6, 2023, the Company entered into an Underwriting Agreement (the “Underwriting Agreement”), among the Company, certain of the Company’s existing shareholders, including affiliates of Forbion (collectively, the “Selling Shareholders”) and Jefferies LLC and SVB Securities LLC, as representatives of the several underwriters named therein (the “Underwriters”). The Underwriting Agreement relates to the previously announced underwritten public offering of 13,857,415 of the Company’s ordinary shares, with a nominal value of €0.12 per share (the “Ordinary Shares,” and such offering, the “Offering”) by the Selling Shareholders at a public offering price of $11.50 per Ordinary Share. In connection with the Offering, certain of the Selling Shareholders have granted the Underwriters a 30-day option to purchase an additional 2,078,612 Ordinary Shares at the public offering price, less the underwriting discount, which was partially exercised in connection with the closing of the Offering. The Company did not sell any Ordinary Shares in the Offering and will not receive any proceeds from the Offering. The Offering was made pursuant to the Company’s registration statement on Form F-1 (File No. 333-268888), including a base prospectus, that was initially declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2023, as amended by the Post-Effective Amendment No. 1 to such registration statement on Form F-1, declared effective by the SEC on April 24, 2023. A preliminary prospectus supplement and accompanying prospectus relating to and describing the terms of the Offering were filed with the SEC.

A copy of the Underwriting Agreement is attached as Exhibit 1.1 hereto and incorporated herein by this reference.

This Report on Form 6-K (including Exhibits 1.1 and 99.1) shall be deemed to be incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-271019).

EXHIBIT INDEX

Exhibit No.	Description

1.1	Underwriting Agreement.

99.1	NewAmsterdam Pharma Company N.V. Business Updates.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewAmsterdam Pharma Company N.V.

June 9, 2023	By:	/s/ Michael Davidson
Name: Michael Davidson Title: Chief Executive Officer